

April 11, 2011

<u>Via Facsimile (888) 599-4803</u>

Robert J. Devers
Chief Financial Officer
Metalline Mining Company
6400 S. Fiddlers Green Circle, Suite 950
Greenwood Village, CO 80111

> **Re:** **Metalline Mining Company**
>
> **Registration Statements on Form S-3**
> **Filed March 11, 2011**
> **File No. 333-172789**
> **Filed March 16, 2011**
> **File No. 333-172868**
>
> **Annual Report on Form 10-K for fiscal year ended October 31, 2010**
> **Filed January 14, 2011**
> **File No. 001-33125**

Dear Mr. Devers:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment and the information you provide in response to these comments, we may have additional comments.

Registration Statements on Form S-3

General

1. We will not be able to accelerate the effectiveness of your registration statements until you have cleared comments on your periodic report.

Annual Report on Form 10-K for the fiscal year ended October 31, 2010

General

2. In various places throughout your filing, you refer to "mining" and "development" activities. As examples, we refer you to discussion appearing under the headings General Development of the Business, Sierra Mojada Project, page 3, and Liquidity and Capital Resources, page 26. However, we note that you have not yet established reserves on any of your properties, and that you are still in the exploration stage. We further note that there is no certainty that you will be able to establish reserves or that you will enter the development stage on your properties. In view of this, revise your filing to remove discussion of mining or development activities. Alternatively, where you discuss mining or development activities, provide additional disclosure that clarifies that you have not established reserves, that you are in the exploration stage, and that you may never enter the development or production stages.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-13

Note 2 – Summary of Significant Accounting Policies, page F-13

Value-Added Tax Receivable, page F-15

3. We note the disclosure regarding the value-added tax receivables and the related provisions for uncollectible amounts. With respect to the receivables for purchases in Mexico, provide the following:

- Explain to us the material terms of the programs under which the taxes are collected and subsequently reimbursed, including the details and timing of process used to submit claims for reimbursement;

- Tell us when the tax returns for taxes paid from 2005 to 2008 were originally filed;

- Explain to us why returns for taxes paid in 2009 and 2010 had not been filed as of October 31, 2010;

- Explain to us how the amount and timing of the provision for uncollectible amounts recorded during the fiscal year ended October 31, 2010 was determined; and,

- Explain to us your basis for concluding that collection of the net receivable was reasonably assured as of the years ended October 31, 2009 and 2010.

Accounting for Loss Contingencies and Legal Costs, page F-16

4. We note your disclosure regarding amounts related to possible unfavorable outcomes of claims and lawsuits and are unclear as to what you are trying to convey with respect to the likelihood and potential materiality of these claims and lawsuits.

   Please note that a statement that a contingency is not expected to be material does not satisfy the requirements of FASB ASC Topic 450 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In that case, you must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made.

   Revise your disclosure to include clear, unambiguous language that addresses the requirements of FASB ASC Topic 450 as they relate to these claims and lawsuits. In connection with this, note that an assessment of materiality should not be limited to your financial condition but should also address your results of operations and liquidity.

Goodwill, page F-18

5. Explain to us how you have considered the disclosure requirements of FASB ASC paragraph 350-20-50-1.

Note 3 – Merger with Dome Ventures, page F-20

6. We note that you recorded approximately $4.5 million as the fair value at acquisition to the mineral concessions in Gabon, Africa acquired through the merger with Dome Ventures Corporation. With a view towards additional disclosure, describe for us, in reasonable detail, the process you used to determine the fair value of these mineral concessions. As part of your response, explain how you considered the guidance of FASB ASC paragraphs 930-805-30-1 and 930-805-30-2.

Note 6 – Joint Venture Agreements, page F-24

7. We note you have received $400 thousand initial contribution from AngloGold Ashanti Limited ("AngloGold") upon signing of the Ndjole and Mevang Joint Venture Agreement in October 2009. In addition, AngloGold has contributed approximately $2.0 million in exploration costs as of October 31, 2010 under the terms of Joint Venture Agreement. Please provide us with a summary of the Joint Venture Agreement with AngloGold. Please also clarify:

- The fair value you assigned to the Jdjole and Mevang exploration licenses at your acquisition of Dome Ventures Corporation;

- Your accounting of Dome's investment in the Joint Venture with AngloGold; and

- How you have accounted for the contributions made by AngloGold and the mineral property interest issued to AngloGold. In your response, please provide the authoritative literature that supports your accounting.

Note 14 – Segment Information, page F-40

8. We note the disclosure indicating that you operate in one business segment. Tell us whether this means you have concluded that your operations represent a single operating segment or multiple operating segments that have been combined into a single reportable segment for purposes of applying FASB ASC Topic 280. If you have concluded that your operations represent a single operating segment, explain to us how you have applied the guidance in FASB ASC paragraph 280-10-50-1 to your operations in Mexico and Africa. Alternatively, if you have combined multiple operating segments into a single reportable segment, explain to us how you have applied the aggregation criteria in FASB ASC paragraph 280-10-50-11. As part of your response, please identify to us your chief operating decision maker (CODM) and provide us with a copy of a recent version of the report the CODM reviews to make decisions about resources to be allocated to the segment and assess its performance.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933, the Securities Exchange of 1934, and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li, Staff Accountant, at (202) 551-3335, or Bradshaw Skinner, Senior Assistant Chief Accountant at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Theresa M. Mehringer
        Burns Figa & Will, P.C.
        Facsimile: (303) 796-2777